UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:** ―――――――――――――――――――――

☐ **Form C/A: Amendment to Offering Statement:**――――――――――――――――――

      ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Ideal Conceal, Inc

Legal status of issuer:

         Form: Corporation

         Jurisdiction of Incorporation/Organization: Minnesota

         Date of organization):   10/6/2015

Physical address of issuer: 4300 School Blvd., Monticello, MN 55362

Website of issuer: idealconceal.com

Name of intermediary through which the offering will be conducted: TRUCROWD

CIK number of intermediary: 0001667145

SEC file number of intermediary: 007-00015

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will get paid a success fee of 8%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered: Common Stock - Voting

Target number of securities to be offered: 10,0000

Price (or method for determining price): $3.0000 per Share (Equidam.com)

Target offering amount: $30,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: 9/30/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *0*

Total Assets:	Most recent fiscal year-end:	$25,676	Prior fiscal year-end:	$267.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$24,898	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	-$274,171	Prior fiscal year-end:	-$9,233

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ideal Conceal, Inc.
(Issuer)

By Kirk Kjellberg, CEO

X
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X
(Signature)

Kirk Kjellberg, CEO
(Title)

4/17/2016
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

THE COMPANY

1.   Name of issuer: Ideal Conceal, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting

requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:




OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kirk Kjellberg   Dates of Board Service: Oct 2015

Principal Occupation: Owner / CEO
Employer: Ideal Conceal, Inc.   Dates of Service: Oct 2015 to present
Employer's principal business: Pistol Manufacturing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Oct 2015   to present:
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Inspired Directions, Inc.
Employer's principal business: Contractor
Title: CEO   Dates of Service: Dec 2005 to present
Responsibilities: Owner Operator

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Brian Kinn

Title: President   Dates of Service: May of '16 to present
Responsibilities: Company operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Employer: ALS Properties
Employer's principal business: Property Management
Title: Property Manager   Dates of Service: 1993 to May '16
Responsibilities: Take care of large rental properties including rent, utilities etc.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Kirk Kjellberg	3,200,000	**64%**
Yarn Investments, Ltd.	1,000,000	**20%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Ideal Conceal, Inc. is a custom pistol manufacturing company. Our main product is known as the "Cellphone Pistol". Our detailed business plan is available; however we intend to ramp up to building and selling 6,000 pistols per month on an International platform. We will also develop and sell other caliber pistols along with accessories and holster for added revenue.

Executive Summary

Opportunity/Problem

Many people can't carry easily or can't easily operate a traditional semi-automatic pistol.

Terrorism and random violence are putting more and more Americans on the front lines of our safety!

It is our mission to be sure they have a dependable way to carry a pistol to defend themselves.

Solution

Creating pistol that hides in plain sight is one of the best ways of allowing more Americans to defend themselves against violence and terror.
Having a pistol with you brings peace of mind and allows for self-protection and allows a person to avoid becoming a victim.

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

No matter how you dress, you can carry a gun that doesn't look, (print), like a gun!

OUR MOTTO: The best gun is the one you have with you!

Market

14.5 million Permits to carry a gun were issued in 2016. Source: *crimeresearch.org*

In 2015, the total FBI - NICS background checks for the year were 23,141,970. In 2016, they were 27,538,673. That is 4,396,703 more than the total for 2015. 2016 ended 19% ahead of the previous record set in 2015. Source: ammoland.com

Nearly all concealed carry license holders will be in our target market.

Not to mention a huge and ready international market.

Even if we can only reach 10% penetration into the market, that is still 1.4 MILLION pistols.

Competition

There are many large competitors in the gun industry. However, no one makes a pistol such as Cellphone Pistol. This is a specialized pistol for best concealment and with patent protection it is ours alone.

Why Us?

The reason you should invest in us is quite simple. There have not been any major innovations in the pistol market for GREAT MANY years. People are very interested in owning this gun, in 2016 we had million + Facebook visits and equally impressive amount of website hits. We received 15,000 emails in April of '16 alone. Ideal Conceal pre-sold 750 units without benefit of using credit cards. Over 200 dealers are already approved by our Distributor, Gun Runner Distributing, Inc. which Kirk Kjellberg and Brian Kinn own and control.

Expectations/Forecast

We expect to sell approximately 35,000 in the balance of 2017. Our sales will jump as exports begin later in the year. 2018 sees a dramatic jump in sales due to both US and foreign users begin to experience and enjoy the pistol.

Word of mouth, reviews, and marketing efforts round out 2019 with sales of 60,000 units and sales of $21,000,000.

Please note that none of these projections include our proprietary accessories and add-ons such as holsters, lasers and custom printing of pistol exteriors.

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Financial Highlights by Year



Financing Needed

We are raising 1 million dollars via crowdfunding to build excess inventory to keep dealers supplied and the infrastructure to create worldwide sales. Use of funds explanation is shown in detail within this document.

A Problem Worth Solving

In increasingly unpredictable times, where random violence and terrorism is on the increase, more people wish to be armed with a pistol to protect themselves and their families.

In fact, 14.5 million people were licensed to conceal and carry in 2016. With Congress working on a 50 State Carry law, where one license is good in all 50 States, that number will likely climb significantly.

From my perspective, there is a large disconnect between getting a permit and actually carrying a gun. There are also times when even the most avid conceal carry people will want to carry something more discrete.

A Chief of Police contacted the CEO of Ideal Conceal, Inc last summer and said if a trial run with our pistol worked out, he would order one for every officer on the force.




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

When I asked why, he mentioned that a lot of his officers don't carry off duty in the summer due to wearing clothing, (shorts and t-shirts), that doesn't conceal a pistol very well if at all... He stated that he never wants his officers to be unarmed.

The same can be said for people who wear dress clothes to work. Realtors who don't necessarily want the client to know they carry.

I have had people who work in hospitals and wear scrubs contact us, happy they may be able to carry a pistol that doesn't "print" like a pistol.

Many people have reached out to us in response to a terror attack by wanting to be armed, but wish to do so simply and safely. With Ideal Conceal just open the handle and you're ready to defend yourself.

Our Solution

Our solution is a smart, safe alternative to the ordinary pistol. It's light, tough and more concealable than any other pistol that we know of.

.380 Caliber for stopping power without the kick of a mule.

Safe because the trigger is covered and cannot be accidentally fired.

Hammer is hidden inside the pistol, making it impossible to misfire by snagging the hammer on clothes or other objects.

Target Market

There are **14.5 million** people currently have a license to conceal and carry. That alone is a **very large market**.
Our spot in that market will be dedicated to the people who either want to carry our pistol as their primary, or people who are avid conceal carry would like to have this as a backup.

We have been approached by Special Forces and other government entities who feel this would be an excellent backup for operators out in the field.

Once people understand how easy it is to carry and operate this pistol I believe our sales will skyrocket.

Our Competition

While there are a large number of alternatives to conceal and carry; however, none of them have accomplished what we have accomplished in terms of being able to conceal pistol virtually in plain sight.

There are many larger and older companies who offer conceal carry solutions.

The simplicity of this pistol is also something I believe far exceeds that of our competition.
There is no slide to rack as there is in semi-auto pistols.

4/17/2017

FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

No external hammer to accidentally catch on something allowing it to be "cocked" without the owner's knowledge. Also, there are no complicated magazines to load and it is always ready to fire as soon as the handle is fully deployed.

Our Many Advantages

- **Ease of use.**

- **Ease of loading / reloading.**

- **Ease of concealment.**

- **Always ready once the handle is deployed.**

- **Safety features that make it hard for a child to operate.**

- **Extra built-in safety measures for x-ray recognition.**

- **Being a smaller company makes us nimbler to react to market trends.**

- **Being from a small business family, we _TRULY VALUE our customers_.**

- **Pistol can be carried either open or closed depending on situation.**

- **Optional laser in development.**

- **Additional calibers available in the future.**

Execution

Marketing & Sales

Marketing Plan

Ideal Conceal has been very fortunate that it went "viral" April / May 2016. There has been worldwide press coverage, millions of impressions, and website visits. We have 25,000 friends on Facebook.

In as much, we won't need much in the way of marketing. We only need to let people know we are doing this crowdfunding campaign.

Our name is trademarked and we have a logo, we have a strong Facebook presence and will continue to market by doing live shooting events.

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Sales Plan

Ideal's sales will be done through our exclusive distributor, Gun Runner Distributing (GRD). GRD will sign up the dealers and arrange for all inventory and shipping as well as reporting to the ATF.

There are already 200+ dealers and we are not producing yet. Retail customers will assist in driving dealers to sign up. Customers follow us on Facebook and firearm websites and want to order. Dealers have had as many as 20 people a day come in and ask for our pistol!

There is also a large contingent of foreign distributors who are interested in carrying our products.

Operations

Locations & Facilities

We are a Minnesota based company, to date all manufacturing and management operations are also based here. Proximity is important to success as we can get around a table and work things out.

Even our website developer is from Minnesota, local talent, global product.

Technology

Technology for this pistol is already available. We don't need to developed anything new in order to get to production.

The design and utility both have patent pending status, giving as much protection to our technology as possible.

Equipment & Tools

Ideal Conceal has outsourced its manufacturing to a contract manufacturing company with an excellent reputation for quality.

This will eliminate the monstrous cost of creating a manufacturing facility.

We have authorized 333,333 shares to be sold during this Crowdfunding campaign @ $3.00 each.
This raise will make it so we can have excess inventory to fill original gust of orders and begin to go international at the same time.

Management Team

We have two in our management team; Kirk Kjellberg and Brian Kinn.

4/17/2017
FP: truCrowd



Open until: ***09/30/2017***



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

We have known each other for over 35 years and have worked together in the past for ten + years. We know and trust each other making for firm management team. We don't allow any wasteful bureaucracy or drama at Ideal Conceal.

We are a balanced team in that Kirk is primarily interested in selling and marketing and is not
Kirk is also free to travel to set up shows and events.

Brian however is very organized and methodical business person, with the ability to keep track of and manage our growth.
Brian has many kids and grand-kids that he would rather stay close to home.
We will hire as needed, however we both believe in running a lean company and using outsourcing to fill temporary gaps.

Company Overview

Ideal Conceal has two founders; Kirk Kjellberg and Brian Kinn.

We are a Minnesota Corporation.

Founded in 2015, we became operational in the spring of 2016.

Advisors

We are fortunate enough to have a great team of advisors including legal, accounting and operations.

Having made several friends in the industry I also have people to call on who have been "down that road" before.

I am not here to say I am an expert at everything, I just know when to hire an expert and which ones to hire!

We have a really talented IP attorney, (Tye Biasco), and firm in Minneapolis: **ptslaw.com/attorneys/tye-biasco/**

Tye has filed both utility and design patents, in addition to a Patent Cooperation Treaty filing.

To learn more about the patent cooperation treaty, check this link out:
en.wikipedia.org/wiki/Patent_Cooperation_Treaty

We have one more utility application to file on the firing control group as well. Ideal Conceal® is a registered trademark. (IP table attached.)

Our Corporate attorney is Scott Payzant with LOSGS in Minneapolis keeps us on the straight and narrow by providing excellent legal counsel: **losgs.com/Attorneys/scotts.payzant.html**

Mark Branson of Carlson Advisors does a great job of being our accountant:
carlson-advisors.com/about/bios/mark-branson/

4/17/2017

FP:  truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Financial Plan

Forecast

Key Assumptions

We have an expectation of sales based on our history of going viral. We have reports of 20 people walking into a single gun store and asking for our pistol in one day.

We expect not only strong very strong domestic sales but we expect worldwide interest in us as well. As sad as it is to say, the way things are going in the world, the need to carry a pistol will be steadily increasing due to terror as well as other major crime.

We have chosen to sell the pistol at a reasonable price of $450 MSRP, currently our production price is $200. This creates a very good margin; not only for ourselves but for the dealers who carry our pistol.

We have taken extra concern and effort to be certain that this pistol is not only very dependable but also to be the easiest pistol to conceal in the world today.

We believe that the extraordinary excitement surrounding going viral as well as the original pre-sales gives us basis to believe that once we reach full production we will be able to sell approximately 5,000 pistols a month in the USA alone. We also have a world market that is hungry for this pistol as well.

Our expectation is that we will have to contract with another overseas manufacturing concern just to keep up with foreign sales.

Revenue by Month



Months in Year 1




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Expenses by Month



Net Profit (or Loss) by Year



4/17/2017
FP:  truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Financing

Use of Funds

We will use available funds to build and market the pistol, first in the USA, then scale up to a worldwide market, hungry for this pistol.

There are many expenses to building a pistol, such as tooling, making molds, purchasing parts and hiring on team members.

We are by nature a frugal group and plan to maximize dollars invested to make profits for ourselves and for our investors alike.

Use of funds outline is available in other sections of this document.

Statements

Projected Profit & Loss

FY2018		FY2019	FY2020
Revenue	**$22,750,000**	**$21,000,000**	**$22,750,000**
Direct Costs	**$289,800**	**$289,800**	**$289,800**
Gross Margin	$22,460,200	$20,710,200	$22,460,200
Gross Margin %	**99%**	**99%**	**99%**
Operating Expenses			
Salary			
Employee Related Expenses Office Space			
	$12,000	$12,000	$12,000
Total Operating Expenses	**$12,000**	**$12,000**	**$12,000**
Operating Income	**$22,448,200**	**$20,698,200**	**$22,448,200**
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$4,489,640	$4,139,640	$4,489,640
Total Expenses	**$4,791,440**	**$4,441,440**	**$4,791,440**
Net Profit	**$17,958,560**	**$16,558,560**	**$17,958,560**
Net Profit / Sales	**79%**	**79%**	**79%**





Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Projected Balance Sheet

	FY2018	**FY2019**	**FY2020**
Cash	$19,203,470	$35,552,030	$53,598,090
Accounts Receivable Inventory Other Current Assets **Total Current Assets**	$0	$0	$0
	$19,203,470	**$35,552,030**	**$53,598,090**
Long-Term Assets Accumulated Depreciation **Total Long-Term Assets**			
Total Assets	**$19,203,470**	**$35,552,030**	**$53,598,090**
Accounts Payable	$0	$0	$0
Income Taxes Payable Sales Taxes Payable Short-Term Debt Prepaid Revenue **Total Current Liabilities**	$1,244,910	$1,034,910	$1,122,410
	$1,244,910	**$1,034,910**	**$1,122,410**
Long-Term Debt			
Total Liabilities	**$1,244,910**	**$1,034,910**	**$1,122,410**
Paid-in Capital Retained Earnings			
		$17,958,560	$34,517,120
Earnings	$17,958,560	$16,558,560	$17,958,560
Total Owner's Equity	**$17,958,560**	**$34,517,120**	**$52,475,680**
Total Liabilities & Equity	**$19,203,470**	**$35,552,030**	**$53,598,090**




OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Projected Cash Flow Statement

	FY2018	FY2019	FY2020
Net Cash Flow from Operations			
Net Profit	$17,958,560	$16,558,560	$17,958,560
Depreciation and Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$1,244,910	($210,000)	$87,500
Change in Sales Tax Payable			
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$19,203,470**	**$16,348,560**	**$18,046,060**

Investing & Financing

Assets Purchased or Sold Investments Received Change in Long-Term Debt Change in Short-Term Debt Dividends & Distributions

Net Cash Flow from Investing & Financing			
	$0	$19,203,470	$35,552,030
Cash at Beginning of Period			
Net Change in Cash	$19,203,470	$16,348,560	$18,046,060
Cash at End of Period	**$19,203,470**	**$35,552,030**	**$53,598,090**

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Factory at risk of loss by fire or act of God.

(2) Pistol is a discretionary purchase. Economic downturn can hurt or stop sales.

(3) Product Liability is an issue for all gun manufacturers, a lawsuit can take time and resources

(4) Growth can be hard to handle appropriately and we will have explosive growth in 2017 and 2018.

(5) Gun industry is very competitive and other companies may try to create a something similar

(6) Two key people means subject to loss of either one would cause a hole in the management team that would be difficult to manage.

(7) Pistol is a mechanical item, even with best practices, mechanical devices can fail which could hurt reputation of Ideal Conceal

(8) Negative press from a liberally biased media have and will try again to portray this as a risk to police and TSA.

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$30,000	$27,300
Maximum Amount	356,667	$1,070,000	$973,700

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our unique conceal and carry pistol.

Purchasers must be not only happy with their new pistol, but also trusting it to operate properly. While every effort has been made to make a safe, dependable pistol; it is still a mechanical device and as such can fail.

This is a brand-new company. We were formed in late 2015, however we have only recently launched our website, and have only pre-order revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist in the conceal carry marketplace. However due the very unique design, protected by multiple patent applications no other company produces a pistol like ours. Currently, no identified competitors exist that are providing this type or style of pistol. While we are extremely confident in the content of our patent applications; the possibility always exists for the United States Patent Office to reject or to lessen the scope of what it patentable.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

We depend on a small management team. We depend on the skill and experience of Kirk Kjellberg, Brian Kinn and Shmulik Yanny. Each has a different skill set. Only Kirk and Brian are currently working for the company full-time. Shmulik has responsibilities to other companies and is not currently a paid employee. If the crowdfunding effort is successful in raising money and demand for our product is high we can be prosperous. However, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future.

The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties.

Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information

4/17/2017

FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company, we have a limited operating history. The Company was organized on October 16, 2015; but did not begin operations April of 2016. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital.

Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect.

Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum.

Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The
Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants.

A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings.

There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors.

Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail.
Ideal Conceal, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

4/17/2017
FP:
Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be adopted as expected.

The effective performance, reliability and availability of our pistol and other product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands,

We rely on third party vendors to supply parts and support to our product. In the event one or more of these parties fail or are hit with other catastrophes such as a tornado strike, fire or other unforeseen event we could experience:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;
- negative publicity; or
- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for firearms is intensely competitive, dynamically evolving and subject to innovative changes. Development of new products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance.

Moreover, we cannot guarantee that errors will not be found in our product releases. Such errors will cause product delivery redevelopment costs, harm to our reputation, lost sales, product liability claims, and diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.

Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business.

Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products.

Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability; to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.

Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

Any claims, whether with or without merit, could:
- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality.

If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services.

Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease.

In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together.

Financial risks. The handgun market is subject to macroeconomic pressures. In an economic down-turn, pistols may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received.

If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors.

Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws.




OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If several purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution.

Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws.

Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business.

Outside of licensure to manufacture with the Bureau of Alcohol, Tobacco and Firearms, (ATF) management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any other federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$30,000	$27,300
Maximum Amount	356,667	$1,070,000	$973,700

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees and neither can we.

**If we make mistakes or have unforeseen things happen to us, our suppliers or the world,
we can make little or no profit and can be driven out of business.
<u>Please only buy what you can afford to lose.</u>**

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

THE OFFERING

9.   What is the purpose of this offering?

To build inventory of 2,200 pistol and accessories for sale through dealers and create infrastructure for handling up to 6,000 units a month.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$30,000	$1,070,000
Less: Offering Expenses	$2,700	$96,300
Net Proceeds	**$27,300**	**$973,700**
Use of Net Proceeds		
(A) Tooling Molds for plastic and metal parts	$0	$347,000
(B) Engineering and overhead	$0	$78,900
(C) Build 2,200 pistol for inventory	$0	$330,000
(D) Distribution charge	$0	$115,000
(E) Acquire 2,200 Boxes	$0	$3,850
(F) Acquire 2,200 Boxes	$0	$1,320
(G) Liability Ins (per gun basis)	$0	$11,500
(H) Epicor software for ATF tracking	$0	$86,130
(I) Advertising	$27,300	$0
*Use of Net Proceeds Building sales will bring in the revenue to continue on a slower / smaller scale		
Total Use of Net Proceeds	**$27,300**	**$973,700**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $30,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above?   ☐ Yes   ☑ No
16.   How may the terms of the securities being offered be modified?

None of the terms of the securities being offered can be modified.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				

4/17/2017
FP: truCrowd



Open until: ***09/30/2017***



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

No Preferred Stock Outstanding

Common Stock:	10,000,000	5,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?: None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The shareholder identified at #6 have the same class of stock as the stock of this offering.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



The 5 Methods Used

$ 925,784
Scorecard Method
$ 1,180,000
Check-List Method
$ 7,800,607
Venture Capital Method
$ 10,527,972
DCF with LTG
$ 21,734,556
DCF with Multiples

Valuation Average Weights

4/17/2017
FP: truCrowd



Open until: ***09/30/2017***



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

VALUATION

The Average Pre-Money valuation is:	$ 16,377,432

***The valuation was calculated at pre-money **$16,377,432** and the management decided to offer a **discount** of about 9% so the final valuation is **$15,000,000**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Yarn Investments, Ltd.	$15,000	10%	As Cash Is Available	
Kirk Kjellberg	$6,000	10%	As Cash Is Available	

25.   What other exempt offerings has the issuer conducted within the past three years?

None

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No, for all four options.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Our current main milestone is to get into production. This will be the largest challenge faced this year. Making molds and getting machining set up is expensive.

.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

4/17/2017
FP: truCrowd
Open until: ***09/30/2017***



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.

FINANCIAL STATEMENTS (UNAUDITED)

THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Together with independent accountants' review report



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

Ideal Conceal, Inc.
Index to Financial Statements
(unaudited)

	Pages
Independent Accountants' Review Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Stockholders' Equity (Deficit)	4
Statements of Cash Flows	5
Notes to the Financial Statements	6





4/17/2017
FP: truCrowd
Open until: ***09/30/2017***

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Ideal Conceal, Inc.
Monticello, Minnesota

We have reviewed the accompanying financial statements of Ideal Conceal, Inc. (the "Company"), a Minnesota S-Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2016 and the period from October 6, 2015 ("Inception") to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

April 12, 2017




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2016		December 31, 2015	
Assets				
Current assets:				
Cash	$	24,898	$	267
Due from related party		925		-
Total current assets		25,823		267
Property and equipment, net		2,853		-
Total assets	$	28,676	$	267
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$	11,024	$	-
Customer deposits		291,556		-
Total current liabilities		302,580		-
Commitments and contingencies (Note 3)		-		-
Stockholders' Equity (Deficit)				
Common stock		9,500		9,500
Accumulated deficit		(283,404)		(9,233)
Total stockholder' equity (deficit)		(273,904)		267
Total liabilities and stockholders' equity (deficit)	$	28,676	$	267

See accompanying independent accountants' review report and notes to the financial statements




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2016	Period from October 6, 2015 (Inception) to December 31, 2015
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	118,170	615
Sales and marketing	18,004	-
Research and development	137,930	8,618
Total operating expenses	274,104	9,233
Operating loss	(274,104)	(9,233)
Interest expense	67	-
Net loss	$ (274,171)	$ (9,233)

See accompanying independent accountants' review report and notes to the financial statements

4/17/2017
FP:

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(unaudited)

	Common Stock		Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Par Value		
Inception	5,000,000	$ 9,500	$ -	$ 9,500
Net loss	-	-	(9,233)	(9,233)
December 31, 2015	5,000,000	9,500	(9,233)	267
Net loss	-	-	(274,171)	(274,171)
December 31, 2016	5,000,000	$ 9,500	$ (283,404)	$ (273,904)

See accompanying independent accountants' review report and notes to the financial statements

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526



OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$30,000	$27,300
Maximum Amount	356,667	$1,070,000	$973,700

IDEAL CONCEAL, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31, 2016	Period from October 6, 2015 (Inception) to December 31, 2015
Cash Flows from Operating Activities		
Net loss	$ (274,171)	$ (9,233)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	476	-
Changes in operating assets and liabilities:		
Due from related party	(925)	-
Accounts payable	11,024	-
Customer deposits	291,556	-
Net cash provided by operating activities	27,960	(9,233)
Cash Flows from Investing Activities		
Purchase of property and equipment	(3,329)	-
Net cash used in investing activities	(3,329)	-
Cash Flows from financing activities		
Founder investment	-	9,500
Net cash provided by financing activities	-	9,500
Increase in cash and cash equivalents	24,631	267
Cash and cash equivalents, beginning of period	267	-
Cash and cash equivalents, end of period	$ 24,898	$ 267
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 67	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

4/17/2017
FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Ideal Conceal, Inc. was formed on October 6, 2015 ("Inception") in the State of Minnesota. The financial statements of Ideal Conceal, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Monticello, Minnesota

Specializing in concealed weaponry, we aim to deliver a high quality handgun that can be deployed very quickly for the defense of you or your family. The idea for Ideal Conceal follows the present-day demand for handguns that people can carry on a day to day basis, in a manner that makes carrying a gun easy to do. From soccer moms to professionals of every type, this gun allows you the option of not being a victim. Our mission is to promote security and public safety by designing and manufacturing innovative and unparalleled products engineered to protect.

Going Concern and Management's Plans
We will rely heavily pre-orders of our product being developed for working capital and have only recently commenced operations. We will incur significant additional costs for the development and testing of our product. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from pre-orders, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

pg. 38





4/17/2017
FP: truCrowd

Open until: *09/30/2017*

Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$30,000	$27,300
Maximum Amount	356,667	$1,070,000	$973,700

IDEAL CONCEAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes in regards to firearms, and competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease. Depreciation expense for 2016 and 2015 was $476 and $0, respectively

Revenue Recognition
The Company will recognize revenues from the sale of concealed weaponry when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date, the Company has taken pre-orders for products that have not yet been produced. Accordingly, such pre-orders are included as customer deposits in the accompanying balance sheets.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for the 2015 tax return.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

pg. 39

7




Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

IDEAL CONCEAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with no par value. Upon formation, we issued 5,000,000 shares of common stock to our founders for total consideration of $9,500.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time, the Company's officers advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand, and carry no interest. As of December 31, 2016, reimbursements were greater than expenses and accordingly, the Company presented a due from related partying on the accompanying balance sheets. There were no such balances outstanding as of December 31, 2015.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 12, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

4/17/2017

FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
   (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
   (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No
   (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

4/17/2017

FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

4/17/2017
FP:

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

(8)　　Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes　☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.　　In addition to the information expressly required to be included in this Form, include:

　　(1)　　any other material information presented to investors; and
　　(2)　　such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 25 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: IdealConceal.com

The issuer must continue to comply with the ongoing reporting requirements until:

　　(1)　　the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
　　(2)　　the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
　　(3)　　the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
　　(4)　　the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
　　(5)　　the issuer liquidates or dissolves its business in accordance with state law.

4/17/2017

FP:  truCrowd

Open until: *09/30/2017*



Ideal Conceal, Inc.
4300 School Boulevard
Monticello, MN 55362
763-271-6526

OFFERING STATEMENT

10,000 Class "A" Common Shares Non-Voting at $3.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$30,000**	**$27,300**
Maximum Amount	**356,667**	**$1,070,000**	**$973,700**

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days